UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-07239

KABUSHIKI KAISHA KOMATSU SEISAKUSHO

(Exact name of registrant as specified in its charter)

KOMATSU LTD.

(Translation of registrant’s name into English)

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Phone Number: +81 (0)3 5561 2604

(Address of principal executive offices)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. KOMATSU LTD. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about December 12, 1967, the date that its registration statement on Form S-1 and S-12 were declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant last filed a form pursuant to the Securities Act of 1933, as amended, on April 1, 1997, and therefore, its securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended, in the 12 months preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan. The TSE constitutes the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6(f) under the Exchange Act.

B. The Registrant’s common stock was initially listed on the TSE in May 1949. The Registrant has maintained the listing of its common stock on the TSE since that date, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE for the 12-month period from March 1, 2013 to February 28, 2014 (both dates inclusive) was 98.3% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on March 1, 2013 and ended on February 28, 2014 (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of the Registrant in the United States for the Applicable Period (including off-exchange and on-exchange transactions) was 133,830 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Applicable Period was 7,736,839 shares.

C. The ADTV of the common stock of the Registrant in the United States for the Applicable Period was 1.7% of the ADTV of the common stock of Registrant on a worldwide basis.

D. The Registrant did not delist its common stock from a national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States. Information from the TSE is the source of the trading volume information with respect to on-exchange transactions on such exchanges as information with respect to off-hours trading transactions on such exchanges is unavailable on Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under the Exchange Act by means of press releases issued on January 29, 2014 and April 1, 2014.

B. The press releases described above were disseminated by major newswire services, including Business Wire, in the United States and submitted to the Commission under cover of a Form 6-K filed on January 30, 2014 and April 1, 2014, respectively. Additionally, the notices were published on the Registrant’s homepage.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.komatsu.com/

PART III

Item  10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, KABUSHIKI KAISHA KOMATSU SEISAKUSHO has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, KABUSHIKI KAISHA KOMATSU SEISAKUSHO certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: April 1, 2014

By:	/s/ Mikio Fujitsuka Mikio Fujitsuka Director and Senior Executive Officer Chief Financial Officer

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